

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2021

Jay Stasz
Chief Financial Officer
Ollie's Bargain Outlet Holdings, Inc.
6295 Allentown Boulevard
Suite 1
Harrisburg, PA 17112

> **Re: Ollie's Bargain Outlet Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended February 1, 2020**
> **Filed March 25, 2020**
> **File No. 001-37501**

Dear Mr. Stasz:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Faiza N. Rahman, Esq.